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June 5, 2013

Via EDGAR and Hand-Delivery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:       Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Draft Registration Statement on Form S-1

Submitted April 29, 2013

File No. 377-00165

Ladies and Gentlemen:

Set forth below are the responses of Athlon Energy Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2013 with respect to the Company’s Draft Registration Statement on Form S-1 initially submitted to the Commission on April 29, 2013, File No. 377-00165 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company has filed through EDGAR its first public filing of the above-referenced registration statement (the “Registration Statement”). For your convenience, four copies of this letter, as well as four copies of the Registration Statement marked to show all changes made since the initial submission of the Draft Registration Statement, will be hand delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

June 5, 2013

Draft Registration Statement on Form S-1

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors in the Company’s initial public offering that are qualified institutional buyers or institutional accredited investors, and the Company is not aware of any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in the Company’s offering.  The Company will supplementally provide the Staff with such information in the future if the Company becomes aware that such information is provided or published.

2.                                      Please revise to distinguish your references to “development capital,” which you appear to define as capital expenditures at page G-1, and “development and exploitation” capital. We note that your references to “development capital” at page 66 and elsewhere in the filing.

Response:  The Company has revised page 70 of the Registration Statement in response to the Staff’s comment.

3.                                      Revise to clarify your references to “low-risk vertical drilling locations” and how you “de-risk” such locations. For example, discuss whether vertical drilling locations are lower risk than horizontal ones or whether the risk depends on geographic area.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. For example, please see pages 4 and 5 and pages 85 and 86 of the Registration Statement.

Prospectus Cover Page

4.                                      Please expand the first paragraph to disclose that this offering also includes shares to be sold by selling shareholders, identify the selling shareholders and quantify the amount or value of the securities they will sell in this offering. In addition, please tell

June 5, 2013

us whether the shares to be sold by the selling shareholders are included in the underwriting arrangement. We may have further comment.

Response: The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.  In addition, the Company notes that the shares to be sold by the selling shareholders will be included in the underwriting arrangement.

Non-GAAP Financial Measures, page 14

5.                                      Please clarify why you have included adjustments to remove acquisition costs and advisory fees paid to Apollo to compute your non-GAAP measure “Adjusted EBITDA” as these charges appear to have required cash settlement and Item 10(e)(1)(ii)(A) of Regulation S-K generally prohibits the exclusion of such charges.

Response: The Company acknowledges the Staff’s comment and respectfully submits that these adjustments were included in part to make the periods presented comparable. In particular, if the Company did not exclude these costs, the increase in Adjusted EBITDA for the year ended December 31, 2012 as compared to the Adjusted EBITDA for the year ended December 31, 2011 would appear more favorable to the Company than is warranted and might be misleading to investors.

In addition, the Company respectfully points the Staff to Compliance and Disclosure Interpretation 102.09 on Non-GAAP Financial Measures (“C&DI 102.09”). Pursuant to C&DI 102.09, the Staff, invoking concepts of materiality and investor understanding, permitted a company to present Adjusted EBITDA as calculated under a debt covenant in its credit agreement even though such presentation excluded charges required to be cash settled notwithstanding the language of Item 10(e)(1)(ii)(A). The Company’s credit agreement uses a definition of “EBITDAX” that includes the adjustments above. The Company’s management believes that the Company’s credit agreement is a material agreement, the covenant regarding “EBITDAX” is a material term of the credit agreement and that the information about the covenant, including the charges to be settled in cash, are material to an investor’s understanding of the Company’s financial condition and liquidity. Consequently, the Company respectfully requests to continue to present Adjusted EBITDA as it has in the Registration Statement.

Use of Proceeds, page 51

6.                                      Please provide tabular disclosure and quantification of the various uses of proceeds from this offering.

Response: The Company has revised page 51 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

How We Evaluate Our Operations, page 61

7.                                      We note your statement, “Based on estimates prepared by our independent reserve engineers, as of December 31, 2012, the wells we expect to drill in 2013 through the Atoka formation in Howard, Midland & Other and Glasscock areas have an average EUR of 141 MBOE, 208 MBOE and 118 MBOE, respectively.” Please amend your document to disclose also the EUR figures for oil, gas and NGL.

Response: The Company has revised page 61 of the Registration Statement in response to the Staff’s comment.

Results of Operations, page 62

8.                                      You state that oil revenues, gas revenues and NGL revenues increased from 2011 to 2012 primarily as the result of a full year of production from your Element acquisition in October 2011, “as well as your development program in the Permian Basin.” Please quantify the amount of oil production revenue, NGL production revenue and gas production revenue that increased due to your development

June 5, 2013

program, as compared to the revenue that increased due to your Element acquisition.

Response: The Company has revised page 67 of the Registration Statement in response to the Staff’s comment.

Business, page 78

Proved Undeveloped Reserves, page 88

9.                                      Item 1203(b) of Regulation S-K requests that registrants “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” We note the omission of the figures for changes to your PUD reserves. Please amend your document to disclose the separate figures for PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.

Response: The Company has revised page 92 of the Registration Statement in response to the Staff’s comment.

Developed and Undeveloped Acreage, page 89

10.                               We note that 15%, 9% and 13% of your net undeveloped acreage will expire in 2013, 2014 and 2015, respectively. Please amend your document to disclose figures for the proved undeveloped reserves, if any, which you have attributed to acreage whose expiration date precedes the scheduled date for PUD drilling.

Response: The Company acknowledges the Staff’s comment and respectfully submits that no proved undeveloped reserves have been attributed to acreage whose expiration date precedes the scheduled date for PUD drilling and has added language to that effect on page 94 of the Registration Statement.

Glossary, page G-3

11.                               Your descriptions of “Proved developed reserves” and “Proved undeveloped reserves” begin with the phrase “Reserves of any category…” Please amend your document to describe the subject reserves with the applicable category. You may refer to pages four and five of FASB ASC Section 932-235-20 Glossary.

Response: The Company has revised page G-3 of the Registration Statement in response to the Staff’s comment.

June 5, 2013

Financial Statements

Athlon Energy Inc.

General

12.                               Please present an audited balance sheet of Athlon Energy Inc. to comply with Rule 3-01 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and notes that an audited balance sheet of Athlon Energy Inc. and related notes are now presented at pages F-2 through F-4 of the Registration Statement.

13.                               On page 124 you describe certain transactions that occurred as part of your “corporate reorganization” in April 2013. Specifically, you state Apollo exchanged their Class A limited partner interests in your predecessor for common stock as well as holders of the Class B limited partner interests in your predecessor also exchanged their interests for common stock. Please explain why these transactions do not appear to be reflected in the balance sheet you have filed and/or discussed in the footnotes.

Response: The Company acknowledges the Staff’s comment and notes that interim financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 now appear at pages F-12 through F-28 of the Registration Statement, which includes a subsequent events footnote that describes the corporate reorganization.  The Company also notes that the audited balance sheet of Athlon Energy Inc. includes a subsequent event footnote that describes the corporate reorganization at page F-4.

Unaudited Pro Forma Financial Statements

14.                               We note your pro forma financial statements will give effect to your predecessor’s capital restructuring program, the corporate reorganization and the initial public offering of your common stock. Rather than presenting the pro forma adjustments for all of these distinct transactions in one column, please revise your format to present a separate pro forma adjustment column for each transaction followed by a summation column.

Response: The Company has revised pages F-6 through F-8 of the Registration Statement in response to the Staff’s comment.

Athlon Holdings LP

General

15.                               Please update the financial statements of your predecessor entity to comply with Rule 3-12 of Regulation S-X. Pro forma financial information should be updated accordingly as well.

Response: The Company acknowledges the Staff’s comment and notes that interim financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 now appear at pages F-12 through F-28 of the Registration Statement in accordance with Rules 3-12 of Regulation S-X.  The Company also notes that the pro forma information has been updated to include an unaudited pro forma income statement for the three months ended March 31, 2013 at page F-7 of the Registration Statement.

June 5, 2013

Supplemental Information, page F-36

16.                               As you follow the full cost method of accounting, please disclose the information set forth in Rule 4-10(c)(7) of Regulation S-X (FASB ASC 932-10-S99-1(c)(7)).

Response: The Company has revised page F-55 of the Registration Statement in response to the Staff’s comment.

17.                               We note the negative proved reserve revision for 2012 - 8,352 MBOE or 18% of 2012 beginning volume. FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of the 2012 revisions.

Response: The Company has revised page F-57 of the Registration Statement in response to the Staff’s comment.

Exhibits

18.                               Please provide us with an analysis as to whether you are required to file the stockholders agreement with Apollo.

Response:  The Company acknowledges the Staff’s comment and will file the stockholders agreement with Apollo as an exhibit to a future amendment to the Registration Statement.

Exhibit 99.3

19.                               A discussion of the capital costs included in the third party engineering report is omitted. Please file a third party report that discusses the considerations of and sources for the estimated future capital costs presented.

Response: The Company acknowledges the Staff’s comment and is providing a revised Exhibit 99.3 as an exhibit to the Registration Statement filed in conjunction with the submission of this letter.

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 5, 2013

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                Robert C. Reeves, Athlon Energy Inc.

William Butler, Athlon Energy Inc.

Divakar Gupta, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.